Expense Limitation Agreement

May 28, 2017

To: Total Income+ Real Estate Fund

c/o Gemini Fund Services, LLC.

80 Arkay Drive

Hauppauge, NY 11788

Dear Board Members:

You have engaged Bluerock Fund Advisor, LLC to act as the investment adviser to the Total Income+ Real Estate Fund (the "Trust" or the "Fund"), pursuant to a Management Agreement dated as of July 26, 2012.

Effective from May 28, 2017 until May 31, 2018, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational and offering costs) at the levels set forth per share class in Appendix A attached hereto.  For the purposes of this Expense Limitation Agreement, AFFE will be calculated pursuant to Form N-2.

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and by Bluerock Fund Advisor, LLC.  Furthermore, this Expense Limitation Agreement may not be terminated by Bluerock Fund Advisor, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Bluerock Fund Advisor, LLC. This Expense Limitation Agreement will terminate automatically, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement's termination for the Fund (except that Bluerock Fund Advisor, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Bluerock Fund Advisor, LLC).  This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by Bluerock Fund Advisor, LLC is subject to repayment by the Fund if such repayment may be made within three years from date in which the expense was waived or reimbursed (provided Bluerock Fund Advisor, LLC continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Yours Very Truly,

Bluerock Fund Advisor, LLC

By: Michael L. Konig

Name: Michael L. Konig

Title: Chief Legal Officer

Date: 5/28/17

ACCEPTANCE: This Expense Limitation Agreement is hereby accepted.

TOTAL INCOME+ REAL ESTATE FUND

By: Michael L. Konig

Name: Michael L. Konig

Title: Secretary

Date: 5/28/17

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Total Income+ Real Estate Fund – Class L	2.16%